VIA FACSIMILE AND U.S. MAIL


August 9, 2005

Tony M. Shelby
Executive Vice President of Finance and Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

	RE:	Form 10-K for the fiscal year ended December 31, 2004
      Form 10-Q for the period ended March 31, 2005
      File No. 1-07677

Dear Mr. Shelby:

      We have reviewed your letter dated June 30, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 9A - Controls and Procedures, page 44

2. We have read your response to comment three from our letter dated
May 25, 2005.  Please amend your Form 10-K for the year ended
December
31, 2004 to state in clear and unqualified language the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures as of December 31, 2004. You should not state that your disclosure controls and procedures are effective subject to certain conditions. See Question 5 of our Frequently Asked Questions on Management`s Report on
Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports dated October 6, 2004.

Financial Statements

Statements of Income, page F-5

3. We have read your response to comment seven from our letter dated
May 25, 2005. You have agreed to disclose the components and related amounts included in other income (expense) in a note to the financial statements in future filings. Please show us what this disclosure will look like for the fiscal years ended December 31, 2004, December
31, 2003 and December 31, 2002 and for the three months ended
March
31, 2005.

Statement of Cash Flows, page F-7

4. We have read your response to comment 10 from our letter dated
May
25, 2005.  It remains unclear how you determined it was
appropriate to
exclude the $2.1 million gain from operating income.  Please tell us
how you accounted for the purchase of the chemical plant and related
assets, which include the precious metals.   Please tell us the
business purpose for the purchase of the chemical plant and precious metals as well as whether these metals were intended to be used in your operations. Also, please tell us whether the cash flows related to the sale of the assets of the chemical plant are reflected as cash flows from operating, investing, or financing activities; explain how your presentation complies with SFAS 95.

5. Please amend your Form 10-K to provide revised financial statements, which include the gain of $340,000 in operating income as required by paragraph 45 of SFAS 144.

6. We have read your response to comment 11 from our letter dated
May
25, 2005. We remind you that paragraph 13 states that items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less.
Please tell us the original maturity date of your revolving debt facilities and drafts payable. If the original maturities of your revolving debt facilities and drafts payable exceed three months, please present the gross changes on your statements of cash flows.

7. We have read your response to comment 12 from our letter dated
May
25, 2005. Given the $737,000 reflects approximately 21% of your operating income for the year ended December 31, 2004, it is not clear how your determined this amount is not material. Please amend your
Form 10-K to provide revised financial statements, which include the impairment of $737,000 in operating income as required by paragraph 25 of SFAS 144.

Note 2 - Summary of Significant Accounting Policies, page F-9

8. We have read your response to comment 13 from our letter dated
May
25, 2005. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item as you have mentioned in your response.

9. We note your response to prior comment 14. In your notes to the financial statements, please provide the disclosures required by paragraph 22 of SFAS 143 including, if true, the fact that a liability has not been recognized because the fair value cannot be reasonably estimated and the reasons why fair value cannot be reasonably be estimated. Please also refer to FIN 47.

Inventories, page F-10

10. We have read your response to comment 15 from our letter dated
May
25, 2005. It is not clear how you determined the effect of the change from LIFO to FIFO was not material. Please address the following:
   * Tell us the impact of the change from LIFO to FIFO for each of the three
   	years ended December 31, 2004;
   * Given that the entity for which this inventory relates to was acquired in
1985, help us understand what facts and circumstances led you to change the method during the year ended December 31, 2004 instead of in an earlier period;
   * It does not appear that any disclosures were provided regarding the change from LIFO to FIFO. As previously requested, tell us how you are in compliance with the requirements of APB 20; and
   * Tell us why you did not include as an exhibit to your Form
10-K a
letter
from your auditors regarding the change from LIFO to FIFO. Refer to
Item 601(b)(18) of Regulation S-K.

Note 6 - Long-term Debt, page F-20

11. We have read your response to comment 20 from our letter dated
May
25, 2005. Please tell us the specific terms of the settlement, including the concessions that were granted by the debt holders. Please provide us with a detailed explanation as to how you determined it was appropriate to account for this transaction as a troubled debt restructuring with reference to paragraphs 5 and 7 of SFAS 15 and EITF
02-04. In your explanation, please demonstrate how you were experiencing financial difficulty which led to the concessions being granted.

Note 13 - Deferred Compensation and Employee Benefit Plans, page
F-48

12. We have read your response to comment 22 from our letter dated
May
25, 2005. Please disclose the amounts of loans that are netted against the cash surrender values of these life insurance policies.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to your overall filing

13. Please address the comments above in your interim filings as well.

Statements of operations, page 4

14. We have read your response to comment 25 from our letter dated
May
25, 2005. Please amend your Form 10-Q to provide revised financial statements, which include the gain of $0.4 million in operating income as required by paragraph 45 of SFAS 144.

15. We have read your response to comment 26 from our letter dated
May
25, 2005. It is unclear how the life insurance proceeds are reflected on your statement of cash flows. Please tell us where the life insurance proceeds in excess of the cash surrender value are recorded in the statement of cash flows for the three months ended March 31,
2005. Please also tell us where the proceeds up to the cash surrender value are recorded in the statement of cash flows. Also, explain how you determined this presentation is appropriate.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.









      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, Staff Accountant at (202)
551-
3692, if you have questions regarding comments on the financial statements and related matters.

						Sincerely,


					Rufus Decker
      	Accounting Branch Chief

??

??

??

??

Mr. Tony M. Shelby
August 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE